Mail Stop 4561

February 15, 2008

By U.S. Mail and facsimile to (914) 696-2970
Steven R. Loranger
Chairman, President and
Chief Executive Officer
ITT Corporation
4 West Red Oak Lane
White Plains, New York 10604

      Re: ITT Corporation
              Definitive 14A
              Filed April 4 2007
              File No. 001-05672

Dear Mr. Loranger:

We have reviewed your January 28, 2008 response to our comments of December 17, 2007. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the identified performance targets. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings. We do not have any further comments on your filing.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3397.

Sincerely,

Jay E. Ingram
Senior Attorney